

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2015

Mail Stop 4631

<u>Via E- Mail</u>
Sergey Gandin
President and Director
Arma Services, Inc.
7260 W. Azure Drive, Suite 140-928
Las Vegas, NV 89130

> **Re:** **Arma Services, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 23, 2015**
> **File No. 333-202398**

Dear Mr. Gandin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Dilution of the Price You Pay For Your Shares, page 11</u>

1. We have read your revision related to comment 4 in our letter dated August 18, 2015. It is not clear how you have calculated the Increase in net tangible book value per share, Net tangible book value after offering per share and Dilution to investors per share, under all four levels of proceeds. In this regard, it does not appear that your calculations included the offering expenses of $11,037. Please revise to correct these numbers as of the most recent balance sheet date and also ensure that any textual disclosures accompanying such revisions are appropriate, including the risk factor on page 7.

<u>Consent</u>

2. Please have your auditors provide an updated consent in your next amendment.

You may contact Jenn Do (Staff Accountant) at 202-551-3743 or Terence O'Brien (Accounting Branch Chief) at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Craig Slivka (Special Counsel) at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Via E-Mail
        Diane J. Harrison, Esq.
        Harrison Law, P.A.